Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS WITH CLWM

Reference is made to the announcement of the Company dated 22 December 2015 in relation to, among other things, the framework agreements entered into by CLWM, an indirect non-wholly owned subsidiary of the Company, with each of CLIC, CLP&C and CLI. Such agreements will expire on 31 December 2017.

On 19 December 2017, the Board resolved that CLWM will enter into the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLI Framework Agreement and the CLEC Framework Agreement with Pension Company, CLIC, CLP&C, CLI and CLEC, respectively, pursuant to which each of Pension Company, CLIC, CLP&C, CLI and CLEC will conduct certain daily transactions with CLWM, mainly including asset management services and advisory services. It is expected that the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLI Framework Agreement and the CLEC Framework Agreement will be entered into by 31 December 2017, and the Pension Company Framework Agreement will be entered into by 31 January 2018.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. Pension Company is a non-wholly owned subsidiary of the Company. As such, the Pension Company Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the Pension Company Transactions (whether calculated on a standalone basis or in aggregate with the continuing connected transactions between the Company and CLWM (please refer to the announcement of the Company dated 26 October 2017 for details)) are more than 0.1% but less than 5%, the Pension Company Transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As CLIC holds 60% equity interest in CLP&C and also holds the entire equity interests in CLI and CLEC, each of CLP&C, CLI and CLEC is an associate of CLIC and is therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 0.1% but less than 5%, the CLIC Group Transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 22 December 2015 in relation to, among other things, the framework agreements entered into by CLWM, an indirect non-wholly owned subsidiary of the Company, with each of CLIC, CLP&C and CLI. Such agreements will expire on 31 December 2017.

On 19 December 2017, the Board resolved that CLWM will enter into the Pension Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLI Framework Agreement and the CLEC Framework Agreement with Pension Company, CLIC, CLP&C, CLI and CLEC, respectively, pursuant to which each of Pension Company, CLIC, CLP&C, CLI and CLEC will conduct certain daily transactions with CLWM, mainly including asset management services and advisory services. It is expected that the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLI Framework Agreement and the CLEC Framework Agreement will be entered into by 31 December 2017, and the Pension Company Framework Agreement will be entered into by 31 January 2018.

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

•	Pension Company

•	CLWM

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and CLWM will conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of Pension Company, Pension Company will subscribe for the asset management products, in respect of which CLWM acts as the manager, with its own funds or the funds under its management according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by Pension Company or its trustor in its capacity as the subscriber, and CLWM will charge Pension Company or its trustor a management fee for serving as the product manager.

(b)	advisory services: CLWM will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for Pension Company, the asset management products managed by Pension Company or the asset management products invested by Pension Company with its own funds or the funds under its management.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by CLWM or the asset management products managed by it from Pension Company, mutual provision of services such as labour services and information system services, and other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the Pension Company Framework Agreement.

(b)	advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% during the term of the Pension Company Framework Agreement.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

Upon execution by the parties, the Pension Company Framework Agreement shall have a term from 1 January 2018 to 31 December 2020. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Annual Caps

There were no historical transactions of a similar nature between CLWM and Pension Company. The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee payable by Pension Company for the asset management services	100	150	200
Advisory fee payable by Pension Company for the advisory services	40	80	90
Fees for other daily transactions	90	180	270

Total (Note)	230	410	560

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year.

In determining the above annual caps, the parties have taken into account the size of asset management products expected to be purchased by Pension Company and the rate of management fee in relation thereto, the pricing standard of similar advisory services in the domestic market and the scope of professional services and workload, the total number of employees of each party and the demand for human resources services and information system services during the term of the Pension Company Framework Agreement, as well as the expected future business development between the parties in other relevant aspects.

CLIC FRAMEWORK AGREEMENT

Parties

•	CLIC

•	CLWM

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and CLWM will conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLIC, CLIC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLIC in its capacity as the subscriber, and CLWM will charge CLIC a management fee for serving as the product manager.

(b)	advisory services: CLWM will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for CLIC or the asset management products invested by CLIC.

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the CLIC Framework Agreement.

(b)	advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% during the term of the CLIC Framework Agreement.

Term

Upon execution by the parties, the CLIC Framework Agreement shall have a term from 1 January 2018 to 31 December 2020. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Annual Caps

Historical figures

The historical amounts of the transactions for the two years ended 31 December 2016 and the six months ended 30 June 2017 are as follows:

RMB in million

	For the year ended 31 December 2015	For the year ended 31 December 2016	For the six months ended 30 June 2017
Management fee payable by CLIC for the asset management services	0	0.48	0.50
Advisory fee payable by CLIC for the advisory services	0	0	0

Total	0	0.48	0.50

Annual caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee payable by CLIC for the asset management services	50	120	180
Advisory fee payable by CLIC for the advisory services	50	80	120

Total	100	200	300

In determining the above annual caps, the parties have taken into account the size of asset management products expected to be purchased by CLIC and the rate of management fee in relation thereto, the pricing standard of similar advisory services in the domestic market and the scope of professional services and workload, as well as the expected business growth during the term of the CLIC Framework Agreement.

CLP&C FRAMEWORK AGREEMENT

Parties

•	CLP&C

•	CLWM

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and CLWM will conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLP&C, CLP&C will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLP&C in its capacity as the subscriber, and CLWM will charge CLP&C a management fee for serving as the product manager.

(b)	advisory services: CLWM will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for CLP&C or the asset management products invested by CLP&C.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by CLWM or the asset management products managed by it from CLP&C, mutual provision of services such as labour services and information system services, and other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the CLP&C Framework Agreement.

(b)	advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% during the term of the CLP&C Framework Agreement.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

Upon execution by the parties, the CLP&P Framework Agreement shall have a term from 1 January 2018 to 31 December 2020. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Annual Caps

Historical figures

The historical amounts of the transactions for the two years ended 31 December 2016 and the six months ended 30 June 2017 are as follows:

RMB in million

	For the year ended 31 December 2015	For the year ended 31 December 2016	For the six months ended 30 June 2017
Management fee payable by CLP&C for the asset management services	0	0	4.50
Advisory fee payable by CLP&C for the advisory services	0	0	0
Fees for other daily transactions	0.01	0.01	0.02

Total	0.01	0.01	4.52

Annual caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee payable by CLP&C for the asset management services	50	150	240
Advisory fee payable by CLP&C for the advisory services	40	80	120
Fees for other daily transactions	150	400	700

Total (Note)	240	630	1,060

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year.

In determining the above annual caps, the parties have taken into account the size of asset management products expected to be purchased by CLP&C and the rate of management fee in relation thereto, the pricing standard of similar advisory services in the domestic market and the scope of professional services and workload, the total number of employees of each party and the demand for human resources services and information system services during the term of the CLP&C Framework Agreement, as well as the expected future business development between the parties in other relevant aspects.

CLI FRAMEWORK AGREEMENT

Parties

•	CLI

•	CLWM

Scope of Transactions

Under the CLI Framework Agreement, CLI and CLWM will conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLI, CLI (or the asset management products managed by it) will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. In addition, subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLWM, CLWM (or the asset management products managed by it) will subscribe for the asset management products, in respect of which CLI acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by the subscriber, and CLWM or CLI (as the case may be) will charge the other party a management fee for serving as the product manager.

(b)	advisory services: CLWM or CLI will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for the other party or the asset management products invested or managed by the other party.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services such as labour services and information system services, and other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the CLI Framework Agreement.

(b)	advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% during the term of the CLI Framework Agreement.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

Upon execution by the parties, the CLI Framework Agreement shall have a term from 1 January 2018 to 31 December 2020. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

Annual Caps

Historical figures

The historical amounts of the transactions for the two years ended 31 December 2016 and the six months ended 30 June 2017 are as follows:

RMB in million

	For the year ended 31 December 2015	For the year ended 31 December 2016	For the six months ended 30 June 2017
Management fee for the asset management services	0	0.04	1.14
Advisory fee for the advisory services	0	0	0
Fees for other daily transactions	0	0	0

Total	0	0.04	1.14

Annual caps

The Company estimates that the annual caps for the transactions under the CLI Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee for the asset management services	40	80	120
Advisory fee for the advisory services	40	80	120
Fees for other daily transactions	20	80	160

Total (Note)	100	240	400

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year.

In determining the above annual caps, the parties have taken into account the size of asset management products expected to be purchased by the parties and the rate of management fee in relation thereto, the pricing standard of similar advisory services in the domestic market and the scope of professional services and workload, the total number of employees of each party and the demand for human resources services and information system services during the term of the CLI Framework Agreement, as well as the expected future business development between the parties in other relevant aspects.

CLEC FRAMEWORK AGREEMENT

Parties

•	CLEC

•	CLWM

Scope of Transactions

Under the CLEC Framework Agreement, CLEC and CLWM will conduct certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLEC, CLEC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLEC in its capacity as the subscriber, and CLWM will charge CLEC a management fee for serving as the product manager.

(b)	advisory services: CLWM will offer services including investment consulting advice, coordination, research, matching, and referral of projects, etc. in its capacity as an investment advisor, financial advisor or supervisor for CLEC or the asset management products invested by CLEC.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services such as labour services and information system services, and other daily transactions permitted by laws and regulations.

Pricing and Payment

Pricing of the transactions under the CLEC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment, regulatory policy, management method and workload, and shall be stipulated in the specific agreement to be entered into between the parties in respect of the particular asset management product. The rate of management fee shall not deviate from the market rate, and it is anticipated that such rate will not exceed 1% during the term of the CLEC Framework Agreement.

(b)	advisory services: the specific rate of advisory fee and the payment method for each transaction shall be determined by the parties after considering the market environment, scope of services and workload, and shall be stipulated in the specific advisory agreements to be entered into between the parties. The rate of advisory fee shall not deviate from the market rate, and it is anticipated that such rate will be no less than 0.1% during the term of the CLEC Framework Agreement.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

Upon execution by the parties, the CLEC Framework Agreement shall have a term from 1 January 2018 to 31 December 2020. During the term of the CLEC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLEC Framework Agreement.

Annual Caps

There were no historical transactions of a similar nature between CLWM and CLEC. The Company estimates that the annual caps for the transactions under the CLEC Framework Agreement for the three years ending 31 December 2020 will be as follows:

RMB in million

	For the year ending 31 December 2018	For the year ending 31 December 2019	For the year ending 31 December 2020
Management fee payable by CLEC for the asset management services	5	10	15
Advisory fee payable by CLEC for the advisory services	5	10	15
Fees for other daily transactions	200	300	400

Total (Note)	210	320	430

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year.

In determining the above annual caps, the parties have taken into account the size of asset management products expected to be purchased by CLEC and the rate of management fee in relation thereto, the pricing standard of similar advisory services in the domestic market and the scope of professional services and workload, the total number of employees of each party and the demand for human resources services and information system services during the term of the CLEC Framework Agreement, as well as the expected future business development between the parties in other relevant aspects.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Asset Management Services

In determining the management fee for the asset management services, CLWM will determine the thresholds for the fee rates of various asset management products in accordance with the requirements on the percentage of provision for risk capital for the asset management plans with different investment targets as set out in the “Tentative Provisions for the Administration of the Risk Control Metrics of Specific Client Asset Management Subsidiaries of Fund Management Companies” issued by the CSRC in December 2016. On such basis and after taking into consideration the factors including market environment, management method and workload, the parties will determine the rate of management fee for a particular asset management product, and such rate shall not deviate from the market rate. In determining the market rate, the parties will make reference to the fee rates of asset management products of a similar type in the market within one year. In the meanwhile, CLWM maintains close contacts with comparable companies, keeping abreast of the latest fee rates charged by comparable companies.

Taking into account the continuous improvement of the product lines of CLWM, further enhancement of its investment management ability and rapid growth of the issuance size of its products, and after considering the impact of the above regulation issued by the CSRC on the market rate, the Company expects that the annual caps on the management fee for the asset management services will increase significantly as compared to the historical figures.

Advisory Services and Other Daily Transactions

In determining the prices for the advisory services and other daily transactions, the business departments of the Group usually obtain reference prices from various independent companies offering/purchasing identical or similar services/products. In particular, the price for the purchase of insurance products under other daily transactions is determined by Pension Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including CLWM).

Having obtained the reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain from time to time whether the terms of the Pension Company Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions entered into between the Group and independent third parties and to those of the relevant transactions in the market. The Company considers that the measures and procedures adopted above can ensure that the prices and the terms of the Pension Company Transactions and the CLIC Group Transactions will be no less favourable than those entered into between the Group and independent third parties.

REASONS FOR AND BENEFITS OF THE PENSION COMPANY TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The provision of asset management services by CLWM to Pension Company will be conducive to Pension Company’s expansion of its investment channels and the development of its investment business. The provision of asset management services by CLWM to CLIC, CLP&C, CLI and CLEC will diversify the investor portfolio of CLWM, and increase the scale of assets under management by CLWM, which will in turn increase the management fee income of CLWM. The provision of advisory services by CLWM to Pension Company, CLIC, CLP&C, CLI and CLEC will help enhance CLWM’s comprehensive investment management capability, push forward the innovation of its business model and exert its strength and characteristics. The entering into of other daily transactions will be conducive to the integration of resources within the Group and the enhancement of brand value of the Company.

The Directors (including the independent non-executive Directors) are of the view that the Pension Company Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Pension Company Transactions and the CLIC Group Transactions are fair and reasonable.

As Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Pension Company Transactions and the CLIC Group Transactions, they have abstained from voting on the Board resolutions to approve the Pension Company Transactions and the CLIC Group Transactions.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. Pension Company is a non-wholly owned subsidiary of the Company. As such, the Pension Company Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the annual caps of the Pension Company Transactions (whether calculated on a standalone basis or in aggregate with the continuing connected transactions between the Company and CLWM (please refer to the announcement of the Company dated 26 October 2017 for details)) are more than 0.1% but less than 5%, the Pension Company Transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As CLIC holds 60% equity interest in CLP&C and also holds the entire equity interests in CLI and CLEC, each of CLP&C, CLI and CLEC is an associate of CLIC and is therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 0.1% but less than 5%, the CLIC Group Transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, re-insurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

CLWM was established in November 2014 with a registered capital of RMB200 million. Its business scope includes the provision of asset management services for specific clients, and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accident insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC. As at 31 December 2016, the audited total assets of CLP&C amounted to approximately RMB73,095 million, its audited net assets amounted to approximately RMB19,851 million, its audited operating revenue amounted to approximately RMB55,728 million, and its audited net profit amounted to approximately RMB1,157 million.

CLI is primarily engaged in the business of investment, investment management and asset management. It has completed its qualification registration with respect to equity and real estate investment, credit risk management, and innovation for infrastructure investment plans with the CIRC. As at 30 June 2017, the total assets of CLI amounted to approximately RMB15,656 million, its net assets amounted to approximately RMB11,437 million, its operating revenue (excluding investment income) amounted to approximately RMB277 million, and its net profit amounted to approximately RMB425 million.

CLEC was established in November 2013 with a registered capital of RMB1,000 million. CLEC is primarily engaged in the business of sales, investment management, investment consulting, marketing and software development, etc.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLEC”	(China Life E-commerce Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLEC Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions to be entered into between CLWM and CLEC

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLI Framework Agreement”	the Framework Agreement in relation to Asset Management Services, Advisory Services and Other Daily Transactions to be entered into between CLWM and CLI

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions to be entered into between CLWM and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLI Framework Agreement and the CLEC Framework Agreement

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions to be entered into between CLWM and CLP&C

“CLWM”	(China Life Wealth Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Pension Company”	(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited, 4.41% by CLIC and 3.53% by AMC

“Pension Company Framework Agreement”	the Framework Agreement in relation to Daily Connected Transactions to be entered into between CLWM and Pension Company

“Pension Company Transactions”	the transactions contemplated under the Pension Company Framework Agreement

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie